

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDING MARCH 31, 2007

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

(millions of C$)	March 31 2007	December 31 2006
Assets		(restated -
Current		see notes 1 and 2)
Cash and cash equivalents	**195**	103
Accounts receivable	**1,150**	1,131
Inventories	**121**	185
Prepaid expenses	**37**	25
Held-for-trading securities (note 1)	**231**	-
Assets of discontinued operations (note 2)	**513**	688
	2,247	2,132
Accrued employee pension benefit asset	**48**	50
Other assets	**253**	284
Goodwill (note 3)	**1,535**	1,530
Property, plant and equipment	**17,974**	17,465
	19,810	19,329
Total assets	**22,057**	21,461
Liabilities		
Current		
Bank indebtedness	**22**	39
Accounts payable and accrued liabilities (notes 4, 6 and 7)	**2,514**	2,475
Income and other taxes payable	**512**	412
Liabilities of discontinued operations (note 2)	**220**	247
	3,268	3,173
Deferred credits	**49**	59
Asset retirement obligations (note 4)	**1,863**	1,855
Other long-term obligations (note 7)	**142**	157
Long-term debt (note 8)	**4,850**	4,560
Future income taxes	**4,319**	4,350
	11,223	10,981
Contingencies and commitments (note 13)		
Shareholders' equity		
Common shares (note 5)	**2,499**	2,533
Contributed surplus	**66**	67
Cumulative foreign currency translation	**(1,280)**	(1,204)
Retained earnings	**4,850**	4,584
Accumulated other comprehensive income (note 1, 12)	**1,431**	1,327
	7,566	7,307
Total liabilities and shareholders' equity	**22,057**	21,461

See accompanying notes.


Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)


Three months ended March 31

(millions of C$)	**2007**	2006
		(restated)
Revenue		(note 2)
Gross sales	**2,224**	2,613
Hedging gain	**(46)**	(10)
Gross sales, net of hedging	**2,270**	2,623
Less royalties	**355**	426
Net sales	**1,915**	2,197
Other	**33**	30
Total revenue	**1,948**	2,227
Expenses		
Operating	**507**	398
Transportation	**56**	58
General and administrative	**60**	60
Depreciation, depletion and amortization	**603**	505
Dry hole	**100**	64
Exploration	**70**	64
Interest on long-term debt	**47**	45
Stock-based compensation (note 6)	**42**	46
Loss on held-for-trading financial instruments (note 1)	**37**	-
Other	**(15)**	24
Total expenses	**1,507**	1,264
Income from continuing operations before taxes	**441**	963
Taxes		
Current income tax	**173**	298
Future income tax (recovery)	**(11)**	454
Petroleum revenue tax	**68**	85
	230	837
Net income from continuing operations	**211**	126
Net income from discontinued operations (note 2)	**309**	71
Net income	**520**	197
Per common share (C$)		
Net income from continuing operations	**0.20**	0.11
Diluted net income from continuing operations	**0.19**	0.11
Net income from discontinued operations	**0.29**	0.07
Diluted net income from discontinued operations	**0.29**	0.06
Net income	**0.49**	0.18
Diluted net income	**0.48**	0.17
Average number of common shares outstanding (millions)	**1,051**	1,113
Diluted number of common shares outstanding (millions)	**1,084**	1,131

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)

Three months ended March 31

(millions of C$)	2007	2006
Net income	**520**	197
Foreign currency translation (1)	**81**	(15)
Mark to market gains and (losses) on derivatives designated as cash flow hedges		
Unrealized losses arising during the period (2)	**(28)**	-
Realized gains recognized in net income (3)	**(31)**	-
	(59)	-
Other comprehensive income (loss)	**22**	(15)
Comprehensive income	**542**	182

1 Includes after tax net investment hedging loss of $12 million (2006 - $4 million)

2 Net of tax of $15 million

3 Net of tax of $15 million

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

Three months ended March 31

(millions of C$)	2007	2006
Common shares		
Balance at beginning of period	**2,533**	2,609
Issued on exercise of stock options	**3**	1
Shares purchased for cancellation	**(37)**	-
Balance at end of period	**2,499**	2,610
Contributed surplus		
Balance at beginning of period	**67**	69
Purchase of common shares	**(1)**	-
Balance at end of period	**66**	69
Cumulative foreign currency translation		
Balance at beginning of period	**(1,204)**	(1,413)
Current period foreign currency translation	**(76)**	50
Balance at end of period	**(1,280)**	(1,363)
Retained earnings		
Balance at beginning of period	**4,584**	3,316
Transitional adjustment on adoption of new accounting policies (note 1)	**7**	-
Net income	**520**	197
Purchase of common shares	**(261)**	-
Balance at end of period	**4,850**	3,513
Accumulated other comprehensive income		
Balance at beginning of period	**1,327**	1,148
Transitional adjustment on adoption of new accounting policies (note 1)	**82**	-
Other comprehensive income (loss)	**22**	(15)
Balance at end of period	**1,431**	1,133

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

Three months ended March 31

(millions of C$)	2007	2006
Operating		
Net income from continuing operations	**211**	126
Items not involving cash (note 11)	**726**	1,004
Exploration	**70**	64
	1,007	1,194
Changes in non-cash working capital	**85**	92
Cash provided by continuing operations	**1,092**	1,286
Cash provided by discontinued operations	**(3)**	150
Cash provided by operating activities	**1,089**	1,436
Investing		
Corporate acquisitions	**-**	(66)
Capital expenditures		
Exploration, development and corporate	**(1,300)**	(1,190)
Acquisitions	**(4)**	(1)
Proceeds of resource property dispositions	**-**	2
Investments	**-**	-
Changes in non-cash working capital	**39**	160
Discontinued operations	**221**	(22)
Cash used in investing activities	**(1,044)**	(1,117)
Financing		
Long-term debt repaid	**(576)**	(2,675)
Long-term debt issued	**956**	2,682
Common shares purchased	**(297)**	1
Common share dividends	**-**	-
Deferred credits and other	**(18)**	(27)
Changes in non-cash working capital	**-**	-
Cash used in financing activities	**65**	(19)
Effect of translation on foreign currency cash and cash equivalents	**(1)**	14
Net increase in cash and cash equivalents	**109**	314
Cash and cash equivalents net of bank indebtedness, beginning of period	**64**	130
Cash and cash equivalents net of bank indebtedness, end of period	**173**	444
Cash and cash equivalents	**195**	444
Bank indebtedness	**22**	-
	173	444

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman's Annual Financial Report for the year ended December 31, 2006.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Annual Consolidated Financial Statements for the year ended December 31, 2006, except for the following:

a) Changes in Accounting Policies

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Equity (3251), Financial Instruments Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861) and Hedges (section 3865). As required by the standards prior periods have not been restated except to reclassify the foreign currency translation adjustment and related net investment hedges as described under Comprehensive Income and Equity.

Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities "held-for-trading" are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets "available-for-sale" are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets "held-to-maturity", "loans and receivables", and financial liabilities "other financial liabilities" are subsequently amortized using the effective interest rate method.

Cash equivalents are classified as "held-for-trading" and are measured at carrying value which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as "loans and receivables". Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as "other financial liabilities".

Financial instruments that are derivative contracts are considered "held-for-trading" unless they are designated as a hedge.

Hedges

The Company may use derivative instruments to manage commodity price, foreign exchange and interest rate risk. The Company may choose to designate derivative instruments as hedges.

(tabular amounts in millions of Canadian dollars ("$") except as noted)

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as a cash flow hedge is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item.

Fair value hedges – Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability are measured at fair value. Changes in the fair value of both the hedging and hedged item are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income, net of tax. These gains and losses are recovered from other comprehensive income and recognized in net income if the net investment is reduced below the value of such debt.

Comprehensive Income and Equity

Section 1530 provides for a new statement of Comprehensive Income and establishes accumulated other comprehensive income (AOCI) as a separate component of shareholders' equity. The statement of Comprehensive Income reflects the changes in AOCI in the period. Changes in AOCI are comprised of changes in the fair value of financial instruments designated as cash flow or net investment hedges, to the extent they are effective, and foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations.

The Company's operations in Canada, the UK and Norway are largely self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in Canadian dollars (C$), UK pounds sterling (UK£) and Norwegian kroner (NOK), respectively and translated to the Company's functional currency US dollars (US$) using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income. The effect of translating the financial statements from the Company's functional currency US$ into its presentation currency C$ continues to be included in a separate component of shareholder's equity described as cumulative foreign currency translation.

Initial Adoption of Standards

These accounting standards require prospective adoption with the exception of the translation of self-sustaining foreign operations and the related impact of net investment hedges. Accordingly the prior period cumulative foreign currency translation and AOCI balances have been restated as follows:

Increase (decrease)	December 31, 2006	December 31, 2005	March 31, 2006	Three months ended, March 31, 2006
Cumulative foreign currency translation	(1,327)	(1,148)	(1,133)	15
Accumulated other comprehensive income	1,327	1,148	1,133	(15)

Section 3855 requires that embedded derivatives be recognized by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year-end December 31, 2003 as the effective date to recognize embedded derivatives. No adjustments were required for embedded derivatives on the adoption of this standard.

On adoption Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007 all of Talisman's derivative contracts were designated as hedges.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The adjustment required to the January 1, 2007 balance sheet to implement the change in accounting standards is as follows:

Impact Increase/(Decrease)	January 1, 2007
To recognize mark-to-market gains and losses on cash flow hedges	
Accounts Receivable	122
Accounts Payable and Accrued Liabilities	11
Other long-term obligations	(12)
Future income tax liabilities	34
Retained earnings	7
Accumulated other comprehensive income	82
To include unamortized transaction costs with long-term debt	
Long-term debt	(41)
Other assets	(41)
To revalue hedged debt as part of fair value hedges	
Long-term debt	(14)
Other long-term obligations	14

Also effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Accounting Changes (1506). This standard requires that changes in accounting policy may be made only if they result in more reliable and relevant information. Accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively.

The Canadian Accounting Standards Board (AcSB) issued two new Sections in relation to financial instruments: Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. Both sections will become effective for Talisman's 2007 year end disclosure and will require increased disclosure regarding financial instruments.

The AcSB issued Section 1535, *Capital Disclosures*. This standard requires disclosure regarding what the Company defines as capital and its objectives, policy and processes for managing capital. This standard will be effective for Talisman's 2007 year end disclosure.

b) Reclassification
During the first quarter the Company reclassified inventory that is expected to be capitalized when consumed, from inventory to other long-term assets, with prior period balances reclassified accordingly. The impact on the December 31, 2006 Consolidated Balance Sheet is an increase of $182 million to other assets and a decrease of $182 million to inventories.

2. Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative periods for both North America and UK segments have been restated.

United Kingdom
During the second quarter of 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in the UK for proceeds of $392 million. These sales closed in the fourth quarter

(tabular amounts in millions of Canadian dollars ("$") except as noted)

of 2006 for a gain of $209 million net of tax ($nil). Also, during the fourth quarter of 2006, Talisman entered into an agreement to dispose of additional non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007. Completion is expected in the fourth quarter of 2007. The proceeds of sale will be adjusted for net cash flow from the properties from January 1, 2007 until closing.

North America

During 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. These sales closed in 2006 for a gain of $147 million, net of tax ($61 million). Also during 2006, Talisman announced its intention to sell its 1.25% indirect interest in Syncrude Canada. The sale closed in the first quarter of 2007 for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax ($33 million).

During the fourth quarter of 2006, Talisman announced plans to sell additional oil and gas producing assets in Western Canada. Certain assets met the criteria for reporting as discontinued operations as at March 31, 2007.

	For the three months ended March 31					
	North America		**United Kingdom**		**Total**	
	2007	2006	**2007**	2006	**2007**	2006
Revenue						
Gross sales [1]	**34**	103	**83**	175	**117**	278
Royalties	**7**	20	**9**	14	**16**	34
Revenues, net of royalties	**27**	83	**74**	161	**101**	244
Expenses						
Operating, marketing and general	**6**	19	**21**	24	**27**	43
Interest	**-**	3	**-**	4	**-**	7
Depreciation, depletion and amortization	**11**	23	**1**	39	**12**	62
Income from discontinued operations before income taxes	**10**	38	**52**	94	**62**	132
Taxes	**4**	11	**26**	50	**30**	61
Gain on disposition, net of tax ($33 million)	**277**	-	**-**	-	**277**	-
Net income from discontinued operations	**283**	27	**26**	44	**309**	71

1 Gross sales includes $16 million and $14 million in 2007 and 2006, respectively, of other revenue related to tariff and pipeline income.

	As at March 31, 2007			As at December 31, 2006		
	North America	**United Kingdom**	**Total**	North America	United Kingdom	Total
Assets						
Current assets	**7**	**27**	**34**	14	30	44
Property, plant and equipment, net	**222**	**215**	**437**	375	213	588
Goodwill	**13**	**29**	**42**	27	29	56
Total assets	**242**	**271**	**513**	416	272	688
Liabilities						
Current liabilities	**1**	**28**	**29**	5	53	58
Asset retirement obligation	**10**	**79**	**89**	11	78	89
Future income taxes	**-**	**102**	**102**	-	100	100
Total liabilities	**11**	**209**	**220**	16	231	247

(tabular amounts in millions of Canadian dollars ("$") except as noted)

Net assets of Discontinued Operations	**231**	**62**	**293**	400	41	441

3. Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

	Three months ended March 31, 2007	12 months ended December 31, 2006 (restated, see note 2)
Opening balance [1]	**1,530**	1,421
Foreign currency translation effect [2]	**5**	109
Closing balance [1]	**1,535**	1,530

1 At March 31, 2007 $42 million (December 31, 2006 - $56 million); (January 1, 2006 - $83 million) has been reclassified to assets of discontinued operations.
2 Effect of discontinued operations on foreign currency translation is $nil ($9 million for year ended December 31, 2006).

Goodwill has no tax basis.

4. Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company's asset retirement obligations associated with its property, plant and equipment are as follows:

	Three months ended March 31, 2007	12 months ended December 31, 2006 (restated, see note 2)
ARO liability, beginning of period [1]	**1,886**	1,241
Liabilities incurred during period	**-**	324
Liabilities settled during period	**(8)**	(51)
Accretion expense	**23**	74
Revisions in estimated future cash flows	**(1)**	171
Foreign currency translation	**(6)**	127
ARO liability, end of period [1]	**1,894**	1,886

1 Included in December 31, 2006 and March 31, 2007 liabilities are $31 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,855 million and $1,863 million respectively.
2 At March 31, 2007, $89 million (December 31, 2006 - $89 million; January 1, 2006 - $107 million) has been reclassified to assets of discontinued operations.

5. Share Capital

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares	**Three months ended March 31, 2007**		12 months ended December 31, 2006	
	Shares	**Amount**	Shares	Amount
Balance, beginning of period	**1,063,928,405**	**2,533**	1,098,783,945	2,609
Issued on exercise of options	**106,600**	**3**	438,860	8
Purchased during the period	**(15,513,400)**	**(37)**	(35,294,400)	(84)
Balance, end of period	**1,048,521,605**	**2,499**	1,063,928,405	2,533

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

In March 2007, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX). Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the normal course issuer bid was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. During the first three months of 2007 the Company repurchased 15,513,400 common shares for a total of $299 million (2006 – nil shares), under its previous NCIB.

Subsequent to March 31, 2007 122,650 stock options were exercised for shares, resulting in 1,048,644,255 shares outstanding at May 7, 2007.

6. Stock Option Plans

Continuity of stock options	Three months ended March 31, 2007		12 months ended December 31, 2006	
	Number of Options	Weighted-average exercise price ($)	Number of options	Weighted-average exercise price ($)
Outstanding, beginning of period	63,921,148	10.79	64,485,717	8.71
Granted during the period	94,855	19.78	10,496,690	19.67
Exercised for common shares	(106,600)	6.10	(438,860)	6.55
Exercised for cash payment	(3,480,589)	7.25	(9,439,024)	6.12
Forfeited	(79,990)	16.58	(1,183,375)	15.04
Outstanding, end of period	60,348,824	11.01	63,921,148	10.79
Exercisable, end of period	34,110,753	7.12	27,606,033	6.45

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Cash Unit Plans

In addition to the Company's stock option plans Talisman's subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units	Three months ended March 31, 2007		12 months ended December 31, 2006	
	Number of units	Weighted-average exercise price ($)	Number of units	Weighted-average exercise price ($)
Outstanding, beginning of period	8,352,328	12.68	7,351,065	9.90
Granted during the period	40,050	19.67	2,107,215	19.67
Exercised	(214,950)	7.98	(1,006,652)	6.61
Forfeited	(2,775)	19.85	(99,300)	16.44
Outstanding, end of period	8,174,653	12.84	8,352,328	12.68
Exercisable, end of period	3,238,543	7.38	2,411,293	6.93

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Stock-based Compensation

For the three months ended March 31, 2007 the Company recorded stock-based compensation expense of $42 million (2006 - $46 million) relating to its stock option and cash unit plans. The Company paid cash of $48 million (2006 - $68 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period. In addition, the Company reduced capitalized stock-based compensation by $1 million (2006 - $1 million increase) during the period.

	Three months ended March 31	
	2007	2006
Average exercise price	**20.31**	20.56
Average grant price	**7.29**	6.11
Average gain per exercise	**13.02**	14.45
Number of options and cash units exercised	**3,695,539**	4,721,490
Cash payments ($millions)	**48**	68

Of the combined mark-to-market liability for stock option and cash unit plans of $587 million as at March 31, 2007 (December 31, 2006 - $596 million), $585 million (December 31, 2006 - $554 million) is included in accounts payable and accrued liabilities.

7. Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	March 31 2007	December 31 2006
Pensions and other post retirement benefits	**51**	51
Mark-to-market liability for stock-based compensation	**2**	42
Commodity price derivative contracts (note 9)	**29**	(3)
Interest rate derivative contracts (notes 8,9)	**12**	-
Discounted obligations on capital leases[1]	**38**	37
Other	**10**	30
Closing balance, end of period	**142**	157

1   Of the total discounted liability of $42 million (December 31, 2006 - $43 million), $4 million (December 31, 2006 - $6 million) is included in accounts payable and accrued liabilities.

8. Long-Term Debt

	March 31, 2007	December 31, 2006
Bank Credit Facilities	**1,257**	494
Debentures and Notes (unsecured)		
US$ denominated (US$2,519 million, 2006 - US$2,519 million)	**2,893**	2,937
Canadian $ denominated	**174**	559
£ denominated (£250 million)	**567**	570
	4,891	4,560
Unamortized transaction costs	**(41)**	-
	4,850	4,560

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Upon adoption of CICA 3855 as of January 1, 2007 (see note 1), unamortized transaction costs related to long-term debt previously included in other assets have been reclassified as a reduction to the carrying value of long-term debt. In addition a portion of the value of the Company's debt is hedged and as such has been remeasured at fair value at March 31, 2007 (see notes 1,9). The adjustment to fair value at March 31, 2007 decreased the carrying value of debt by $12 million. Prior periods are not retroactively restated for the adoption of the new standards.

9. Financial Instruments

Carrying Value and Estimated Fair Value of Financial Instruments

Asset (liability) at	March 31, 2007			December 31, 2006		
	Carrying Value	**Fair Value**	**Unrecognized Gain/(Loss)**	Carrying Value	Fair Value	Unrecognized Gain/(Loss)
Long-term debt	**(4,850)**	**(4,834)**	**16**	(4,560)	(4,436)	124
Securities held-for-trading	**231**	**231**	**-**	-	-	-
Cross currency and interest rate swaps	**(12)**	**(12)**	**-**	-	(14)	(14)
Natural gas derivatives	**(15)**	**(15)**	**-**	-	55	55
Crude oil derivatives	**(41)**	**(41)**	**-**	(39)	10	49

Borrowings under bank credit facilities are for short terms and are market rate based; thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at March 31 for instruments having the same term and risk characteristics. Fair values for interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at March 31. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on option pricing models using forward pricing curves and implied volatility as at March 31.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values.

Commodity Price Derivative Contracts

A portion of the Company's outstanding commodity price derivative contracts at March 31, 2007 has been designated as hedges of the Company's anticipated future commodity sales. For new commodity price derivative contracts entered into in the three months ended March 31, 2007 the company elected not to designate these as cash flow hedges and consequently these derivatives have been classified as held-for-trading.

At March 31, 2007, $28 million was included in accounts receivable, $55 million in accounts payable and $29 million in other long-term obligations related to the fair value of commodity price derivative contracts. In the first quarter of 2007, the ineffective portion of derivatives designated as cash flow hedges that was recognized in net income was a loss of $1 million. The Company also recorded unrealized losses of $25 million on its held-for-trading commodity price derivative contracts.

During the first quarter of 2007, the Company settled a portion of its 2007 WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million. The gain on settlement, net of tax, is included

(tabular amounts in millions of Canadian dollars ("$") except as noted)

in accumulated other comprehensive income and will be realized as a hedging gain in net income over the period ending December 31, 2007, the term of the original hedge.

The Company had the following commodity price derivative contracts outstanding at March 31, 2007:

Commodity Contracts Designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Cash flow	2007 Apr-Jun	5,769	41.02	(16)
Dated Brent oil index	Cash flow	2007 Jul-Dec	5,707	40.31	(34)
Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63	(5)
Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00	(2)

Two-way collars	Hedge type	Term	bbls/d	Floor/Ceiling US$/bbl	Fair value
WTI	Cash flow	2007 Apr-Dec	10,000	70.00/90.84	16

Two-way collars	Hedge type	Term	mcf/d	Floor/Ceiling CDN$/mcf	Fair value
AECO index	Cash flow	2007 Apr-Dec	59,633	8.18/12.20	7
AECO index	Cash flow	2007 Apr-Oct	68,807	8.91/9.97	7

Fixed price swaps	Hedge type	Term	(mcf/d)	$/mcf	Fair value
AECO index	Cash flow	2007 Apr-Oct	32,110	7.64	(4)

Commodity Contracts not designated as Hedges

Two-way collars	Financial instrument Classification	Term	mcf/d	Floor/Ceiling CDN$/mcf	Fair value
AECO index	Held-for-trading	2007 Apr-Oct	27,523	7.63/8.68	(1)

Fixed price swaps	Hedge type	Term	(mcf/d)	$/mcf	Fair value
AECO index	Held-for-trading	2007 Apr-Oct	36,697	8.32	-
ICE index	Held-for-trading	2008 Jul - Sep	25,156	7.10	(2)
ICE index	Held-for-trading	2008 Oct- Mar 09	24,188	9.86	(5)
ICE index	Held-for-trading	2009 Apr - Sep	24,188	7.50	(4)
ICE index	Held-for-trading	2009 Oct -Mar 10	21,286	9.52	(5)
ICE index	Held-for-trading	2010 Apr - Sep	21,286	7.82	(2)
ICE index	Held-for-trading	2010 Oct - Mar 11	18,383	9.20	(5)
ICE index	Held-for-trading	2011 Apr - Jun	17,416	8.39	(1)

Physical commodity contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, these contracts are not recognized on the financial statements and future revenues are recognized as earned over the term of the contract.

Interest Rate and Foreign Exchange Derivative Contracts

The Company has fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

a portion (US$300 million) of the total US$375 million notes due May 2015. The Company also has cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes into $US 304 million at an interest rate of 5.05%. The ineffectiveness recorded in net income was $nil in the quarter.

Foreign Exchange Risk and Net Investment Hedges

The Company’s operations in Canada, the UK and Norway are largely self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in C$, UK£ and NOK, respectively. Currently, the Company’s foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales.
The Eurobond debt denominated in UK£ and the Company’s C$ debt are designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are recorded in other comprehensive income net of tax.

Other Held-for-trading Financial Instruments

On January 2, 2007, the Company acquired 8.2 million units of Canadian Oil Sands Trust on the disposition of its indirect interest in Syncrude. These trust units have been classified as held-for-trading securities and as such are remeasured at fair value each reporting period. The movement in fair value of these units resulted in a loss of $12 million and is included in the loss on held-for-trading financial instruments in the period.

10. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended March 31	
	2007	2006
Current service cost	**3**	2
Interest cost	**3**	3
Expected return on assets	**(6)**	(3)
Actuarial loss	**8**	1
Defined contribution expense	**3**	2
	11	5

For the three months ended March 31, 2006 and 2007, there were no contributions to the defined benefit pension plans.

(tabular amounts in millions of Canadian dollars ("$") except as noted)

11. Selected Cash Flow Information

	Three months ended March 31	
	2007	2006
Items not involving cash		
Depreciation, depletion and amortization	**603**	505
Dry hole	**100**	64
Net gain on asset disposals	**-**	(2)
Stock-based (recovery) compensation (note 6)	**(6)**	(22)
Future taxes and deferred petroleum revenue tax	**(15)**	457
Unrealized gains/losses on risk management	**37**	-
Other	**7**	2
	726	1,004

Interest paid	**44**	30
Income taxes paid	**165**	242

12. Accumulated Other Comprehensive Income

The balance in accumulated other comprehensive income consists of the following:

	March 31 2007	December 31 2006
Unrealized foreign currency translation gains on self-sustaining foreign operations, net of hedges [1]	**1,408**	1,327
Net unrealized gains on derivatives designated as cash flow hedges [2]	**23**	-
	1,431	1,327

1 Net of tax of $7 million (December 31, 2006 - $6 million)
2 Net of tax of $1 million

Of the balance of net unrealized gains and losses on derivatives the Company expects to reclassify all but $1 million of net losses to net income within the next 12 months.

13. Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or

groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

14. Segmented Information
Three months ended March 31

(millions of Canadian dollars)	North America (1) 2007	2006	United Kingdom (2) 2007	2006	Scandinavia (3) 2007	2006	Southeast Asia (4) 2007	2006	Other (5) 2007	2006	Total 2007	2006
Revenue												
Gross sales	828	861	646	771	217	276	466	530	67	175	2,224	2,613
Hedging	(34)	(12)	(12)	2	-	-	-	-	-	-	(46)	(10)
Royalties	159	179	-	2	1	1	174	194	21	50	355	426
Net sales	703	694	658	767	216	275	292	336	46	125	1,915	2,197
Other	28	19	5	8	1	3	-	-	(1)	-	33	30
Total revenue	731	713	663	775	217	278	292	336	45	125	1,948	2,227
Segmented expenses												
Operating	132	110	259	178	76	69	36	33	4	8	507	398
Transportation	18	22	16	15	9	8	11	11	2	2	56	58
DD&A	272	229	156	123	96	72	69	58	10	23	603	505
Dry hole	40	18	41	6	-	7	10	-	9	33	100	64
Exploration	32	25	6	3	6	4	3	5	23	27	70	64
Other	(28)	(4)	8	10	-	-	(2)	3	11	10	(11)	19
Total segmented expenses	466	400	486	335	187	160	127	110	59	103	1,325	1,108
Segmented income before taxes												
	265	313	177	440	30	118	165	226	(14)	22	623	1,119
Non-segmented expenses												
General and administrative											60	60
Interest											47	45
Stock-based compensation											42	46
Currency translation											(4)	5
Loss on held-for-trading financial instruments											37	-
Total non-segmented expenses											182	156

(tabular amounts in millions of Canadian dollars ("$") except as noted)

14. Segmented Information
Three months ended March 31

	North America (1)		United Kingdom (2)		Scandinavia (3)		Southeast Asia (4)		Other (5)		Total	
(millions of Canadian dollars)	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Income from continuing operations before taxes											**441**	963
Capital expenditures												
Exploration	**269**	306	**43**	11	**48**	31	**58**	16	**42**	74	**460**	438
Development	**292**	353	**326**	254	**77**	22	**53**	44	**20**	26	**768**	699
Midstream	**61**	44	**-**	-	**-**	-	**-**	-	**-**	-	**61**	44
Exploration and development	**622**	703	**369**	265	**125**	53	**111**	60	**62**	100	**1,289**	1,181
Property acquisitions											**4**	3
Midstream acquisitions											**-**	-
Proceeds on dispositions											**-**	(5)
Other non-segmented											**11**	9
Net capital expenditures (6)											**1,304**	1,188
Property, plant and equipment	**8,016**	7,731	**6,285**	6,131	**1,604**	1,558	**1,575**	1,561	**494**	484	**17,974**	17,465
Goodwill	**257**	256	**447**	450	**706**	697	**121**	123	**4**	4	**1,535**	1,530
Other	**978**	688	**413**	479	**152**	139	**349**	351	**95**	71	**1,987**	1,728
Discontinued operations	**242**	416	**271**	272	**-**	-	**-**	-	**-**	-	**513**	688
Segmented assets	**9,493**	9,091	**7,416**	7,332	**2,462**	2,394	**2,045**	2,035	**593**	559	**22,009**	21,411
Non-segmented assets											**48**	50
Total assets (7)											**22,057**	21,461

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

(1) North America	2007	2006
Canada	669	648
US	62	65
Total revenue	731	713
Canada	7,566	7,284
US	450	447
Property, plant and equipment (7)	8,016	7,731

(2) United Kingdom	2007	2006
United Kingdom	642	755
Netherlands	21	20
Total revenue	663	775
United Kingdom	6,236	6,081
Netherlands	49	50
Property, plant and equipment (7)	6,285	6,131

(3) Scandinavia	2007	2006
Norway	196	254
Denmark	21	24
Total revenue	217	278
Norway	1,384	1,321
Denmark	220	237
Property, plant and equipment (7)	1,604	1,558

(4) Southeast Asia	2007	2006
Indonesia	117	131
Malaysia	110	166
Vietnam	7	9
Australia	58	30
Total revenue	292	336
Indonesia	418	417
Malaysia	870	879
Vietnam	93	54
Australia	194	211
Property, plant and equipment (7)	1,575	1,561

(5) Other	2007	2006
Trinidad & Tobago	20	57
Algeria	24	63
Tunisia	1	5
Total revenue	45	125
Trinidad & Tobago	252	246
Algeria	201	199
Tunisia	16	15
Other	25	24
Property, plant and equipment (7)	494	484

6 Excluding corporate acquisitions.

7 Current year represents balances as at March 31, prior year represents balances as at December 31.

Talisman Energy Inc.
Consolidated Financial Ratios
March 31, 2007
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended March 31, 2007.

Interest coverage (times)	
Income (1)	**13.02**
Income from continuing operations (2)	**5.60**

1 Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2 Net income from continuing operations plus income taxes and interest expense from continuing operations; divided
   by the sum of interest expense and capitalized interest from continuing operations.